UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-169684

Metro Bank Retirement Savings Plan
(Exact name of registrant as specified in its charter)

3801 Paxton Street
Harrisburg, PA 17111
888-937-0004
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Retirement Savings Plan Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date: None*
* The Metro Bancorp, Inc. common stock fund is no longer an investment option under the Metro Bank Retirement Savings Plan and all shares of Metro common stock previously held by the Plan have been sold. This Form 15 is being filed to suspend the Plan's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Metro Bank Retirement Savings Plan have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Metro Bank Retirement Savings Plan
	By:	/s/ Mark A. Zody
Date: December 23, 2011	Name:	Mark A. Zody, Trustee